Credit Suisse Institutional Fund, Inc.  Asia Bond Portfolio
Question 77C

On June 10, 2009 a Special Meeting of Shareholders of the Fund was held and the following matters were voted upon:


                                      For          Against       Abstain
(1) To approve an Agreement and Plan
    of Reorganization                 26,445,042      0             0
(2) To approve an Investment
    Sub-Advisory Agreement            26,445,042      0             0
